PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

February 15, 2013

Ms. Jennifer Thompson
United States Securities and Exchange Commission
Washington D.C.20549

Re:	Puget Technologies, Inc.
Item 4.01 Form 8-K
Filed February 7, 2013
File No. 333-179212

Dear Ms. Thompson,

I received your comments regarding Form 8-K for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Form 8-K Filed February 7, 2013

1.
Please amend your Form 8-K to disclose whether there were any disagreements with your former accountant, CANUSWA Accounting and Tax Services, Inc., on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures. Refer to Item 304(a)(1)(iv) of Regulation S-K.

We have added the wording that “There were no disagreements with CANUSWA Accounting and Tax Services, Inc. on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures.”

2.	Please amend your Form 8-K to disclose whether there were any reportable events with your former accountant. Refer to Item 304(a)(1)(v) of Regulation S-K.

We have added the wording that “There were no reportable events with CANUSWA Accounting and Tax Services, Inc.”

3.
We note that on December 28, 2012, you filed an amendment to your July 31, 2012 Form 10-Q. Based on the information in your recently filed Item 4.01 Forms 8-K, it appears that you did not have an independent registered public accounting firm engaged to work for you at the date that this amended Form 10-Q was filed. Please explain to us how this amended Form 10-Q complied with the requirement that the interim financial statements contained within any Form 10-Q must be reviewed by an independent registered public accountant using applicable PCAOB standards and procedures. If the financial statements contained in this amended Form 10-Q were not reviewed by an independent registered public accountant, please file an Item 4.02 Form 8-K advising your investors that they cannot rely on these financial statements, and amend your Form 10-Q to provide interim financial statements that have been reviewed by an independent registered public accountant.

Mr. Thomas Harris as provided us with a letter explaining the circumstances surrounding the filing of the 10-Q/A.  We have attached it to this letter and trust that it addresses your concerns.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 8, 2013.  However, we will provide further information upon request.

Sincerely,

/s/ Andre Troshin
Andre Troshin
President & Director

THOMAS J. HARRIS
CERTIFIED PUBLIC ACCOUNTANT
3901 STONE WAY N., SUITE 202
SEATTLE, WA  98103
206.547.6050

February 8, 2013

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington D.C. 20549

Re:	Puget Technologies, Inc.
Item 4.01 Form 8-K
Filed February 7, 2013
File No. 333-179212

Dear Ms. Thompson:

In response to your letter dated today February 8, 2013, Item 3.; please be advised that at the time of filing the amended Form 10-Q the accounting firm of Thomas J Harris, CPA was still employed as the auditor for Puget Technologies, Inc. and did review the financial statements filed with the amended Form 10Q.  We approved the filing of the amended Form 10-Q on 12/25/12.  Apparently Mr. Troshin was attempting find less expensive auditors to audit the October 31, 2012 financials.  He did not actually find one until January, 2013, at which time he had me prepare the required letter to the SEC.  He has since decided to not engage the CANUSWA firm and to remain with our firm.

If you have any further questions regarding this matter, please do not hesitate to contact us.

Sincerely,

Thomas J Harris CPA